Exhibit 20(a)

                      FOR IMMEDIATE RELEASE


                                   Becoming the Best

Contacts: Bob Pearson
          (610) 454-3837

          Noonan/Russo Communications
          (212) 696-4455
          Anthony J. Russo, Ph. D., ext. 202
          Neil Cohen, ext. 205


      RHONE-POULENC RORER INC. CONSUMMATES TENDER OFFER FOR
                  APPLIED IMMUNE SCIENCES, INC.

Collegeville, PA and New York, NY, November 22, 1995 --
Rhone-Poulenc Rorer Inc. (NYSE: RPR) announced today that the tender offer for AIS shares at $11.75 per share expired as scheduled at 5:00 p.m., Eastern Standard Time
(EST), on Tuesday, November 21, 1995.  The offer by GCT
Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of RPR, was for all of the outstanding shares (together with the associated preferred stock purchase rights) of common stock, par value $.01 per share of Applied Immune Sciences, Inc., a Delaware corporation (NASDAQ: AISX).
     The Depositary for the Offer informed RPR that 7,060,315 shares (including shares tendered pursuant to guaranteed delivery procedures), or 97.8% of the shares not owned by RPR or its affiliates, were validly tendered and not withdrawn. GCT has accepted all shares validly tendered for purchase. After giving effect to the purchase of such tendered shares, GCT will own 98.9%
(assuming the valid tender of shares tendered pursuant to guaranteed delivery procedures) of the 13,534,262 shares outstanding as of the expiration of the offer.
     RPR also announced that GCT intends to merge with and into AIS pursuant to the short-form merger provisions of Section 253 of Delaware General Corporation Law. As a result of the merger, AIS would become an indirect wholly-owned subsidiary of RPR and all remaining AIS shareholders (other than RPR and its subsidiaries and affiliates) would be entitled to receive the same $11.75 cash price for each of their shares.

                             -more-

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                               -2-


     AIS is a leader in cell therapy, which uses living cell infusions to achieve a therapeutic effect in a variety of diseases. At the heart of AIS' technology is a patented device, the AIS CELLector, that isolates specific populations of a patient's cells from blood or bone marrow or tissue samples. The cells may then be activated and numerically expanded prior to reinfusion into the patient, where they exert their therapeutic effects.
     AIS' core competencies also include ex vivo gene therapy, cell separation and expansion technologies and vector research.
     RPR Gencell is a division of RPR dedicated to cell and gene therapy. By linking leading biotechnology companies and research organizations worldwide with its own internal capabilities, RPR Gencell hopes to accelerate the development of effective therapies for cancer, asthma, cardiovascular, and nervous system diseases.
     The core competencies of RPR Gencell and its 17 partners include gene discovery and sequencing, gene expression, vectors for gene delivery, cell selection, ex vivo cell expansion methods and clinical development.
     Rhone-Poulenc Rorer Inc. (NYSE: RPR) is a global pharmaceutical company dedicated to the discovery, development, manufacture and marketing of human pharmaceuticals. The company reported sales of $4.5 billion and invested more than $600 million in research and development in 1994.

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                                            Exhibit 20(b)

                  FOR IMMEDIATE RELEASE

                                   Becoming the Best

Contacts: Bob Pearson
          Rhone-Poulenc Rorer
          (610) 454-3872

          Guy Esnouf
          Rhone-Poulenc Rorer
          (610) 454-5048


  RHONE-POULENC RORER INC. COMPLETES MERGER OF SUBSIDIARY INTO
                  APPLIED IMMUNE SCIENCES, INC.

     Collegeville, PA, USA, November 28, 1995 -- Rhone-
Poulenc Rorer, Inc. (NYSE:RPR) announced today that is has completed the merger of its indirect, wholly owned subsidiary, GCT Acquisition, Inc. with and into Applied
Immune Sciences, Inc. (NASDAQ:AISX).

     As a result of the merger, AIS is now an indirect, wholly owned subsidiary of RPR, and all remaining stockholders of AIS are entitled to receive $11.75 in cash for their shares. The merger follows completion of a tender offer by RPR for shares of Common Stock of AIS not then owned by RPR or its subsidiaries, at the same $11.75 per share price.

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